

Bank of America Merrill Lynch

540 W. Madison Street, Suite 1800
Chicago, IL 60661
USA

Structured Asset Trust Unit Repackagings (SATURNS)
The May Department Stores Company Debenture Backed
Series 2003-7

Revised Date:	26-Aug-11
Payment Date:	15-Jul-04
Prior Payment:	15-Jan-04
Next Payment:	18-Jan-05
Record Date:	12-Jul-04

Administrator:

Thais Hayum 312.904.8944
thais.hayum@bankofamerica.com

Reporting Package Table of Contents

Issue Id:	SAT00307
Monthly Data File Name:	SAT00307_200407_3.ZIP

Closing Date:	7-May-03
First Payment Date:	15-Jul-03
Rated Final Payment: Date:	15-Jan-32

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley Capital Services, Inc
Rating Agency: Standard & Poor's, Inc./Moody's Investors Service, Inc.

Information is available for this issue from the following sources

Bank of America Merrill Lynch   www.etrustee.net

26-Aug-2011 - 14:09 (L240-L242) © 2004 Bank of America Corporation



Revised Date:	26-Aug-11
Payment Date:	15-Jul-04
Prior Payment:	15-Jan-04
Next Payment:	18-Jan-05
Record Date:	12-Jul-04

WAC: 41.088000%
WAMM: 660

Grantor Trust

Class CUSIP	Original Face Value (1) Factor per $ 1000	Opening Balance Factor per $ 1000	Principal Payment Factor per $ 1000	Principal Adj. or Loss Factor per $ 1000	Negative Amortization Factor per $ 1000	Closing Balance Factor per $ 1000	Interest Payment (2) Factor per $ 1000	Interest Adjustment Factor per $ 1000	Pass-Through Rate Next Rate(3)
A UNIT 80411E203	25,000,000.00	25,000,000.00 1000.000000000	0.00 0.000000000	0.00 0.000000000	0.00 0.000000000	25,000,000.00 1000.000000000	781,250.00 31.250000000	0.00 0.000000000	6.2500000000% Fixed
B UNIT 80411EAA2	25,000,000.00 **N**	25,000,000.00 1000.000000000	0.00 0.000000000	0.00 0.000000000	0.00 0.000000000	25,000,000.00 1000.000000000	74,750.00 2.990000000	0.00 0.000000000	0.5980000000% Fixed
Total	25,000,000.00	25,000,000.00	0.00	0.00	0.00	25,000,000.00	856,000.00	0.00	

Total P&I Payment	856,000.00

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated.   * Denotes Controlling Class*

26-Aug-2011 - 14:09 (L240-L242) © 2004 Bank of America Corporation

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
The May Department Stores Company Debenture Backed
Series 2003-7

Revised Date:	26-Aug-11
Payment Date:	15-Jul-04
Prior Payment:	15-Jan-04
Next Payment:	18-Jan-05
Record Date:	12-Jul-04

Cash Reconciliation Summary

Interest Summary

Interest Summary	
Current Scheduled Interest	856,000.00
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Modification Shortfall Amount	0.00
Less Other Adjustment	0.00
Total	856,000.00
Unscheduled Interest:	
Prepayment Penalties	0.00
Yield Maintenance Penalties	0.00
Other Interest Proceeds	0.00
Total	0.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	856,000.00
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	0.00
Fee Strips	0.00
Misc. Fees	0.00
Interest Reserve Withholding	0.00
Plus Interest Reserve Deposit	0.00
Total	0.00
Total Interest Due Certs	856,000.00

Principal Summary

Principal Summary	
Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	856,000.00
Remittance P&I Due Certs	856,000.00

Pool Balance Summary

Pool Balance Summary	Balance	Count
Beginning Pool	25,000,000.00	1
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	25,000,000.00	1

Servicing Fee Summary

Servicing Fee Summary	
Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary

PPIS Summary	
Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)

Advance Summary (Advance Made by Servicer)	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
The May Department Stores Company Debenture Backed
Series 2003-7

Revised Date:	26-Aug-11
Payment Date:	15-Jul-04
Prior Payment:	15-Jan-04
Next Payment:	18-Jan-05
Record Date:	12-Jul-04

Bond Interest Reconciliation

Class	Accrual Method	Days	Pass Thru Rate	Accrued Certificate Interest	Deductions Allocable PPIS	Deferred & Accretion Interest	Interest Loss/Exp	Prior Int. Short-falls Due	Additions Int Accrual on Prior Shortfall (3)	Prepay-ment Penalties	Other Interest Proceeds (1)	Distributable Certificate Interest (2)	Interest Payment Amount	Current Period (Shortfall)/ Recovery	Remaining Outstanding Interest Shortfalls	Credit Support Original	Current(4)
A UNIT	30/360	180	6.2500000000%	781,250.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	781,250.00	781,250.00	0.00	0.00	NA	NA
B UNIT	30/360	180	0.5980000000%	74,750.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	74,750.00	74,750.00	0.00	0.00	NA	NA
				856,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	856,000.00	856,000.00	0.00	0.00		

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the bonds Distributable Interest.

(2) Accrued - Deductions + Additions Interest

(3) Includes interest accrued on outstanding Interest Shortfalls and/or Loss Allocations. Where applicable.

(4) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
The May Department Stores Company Debenture Backed
Series 2003-7

Revised Date:	26-Aug-11
Payment Date:	15-Jul-04
Prior Payment:	15-Jan-04
Next Payment:	18-Jan-05
Record Date:	12-Jul-04

Other Related Information

Swap Information

Swap Recipients	Swap Amount Received	Next Swap Rate
Series 2003-7	0.00	0.0000%

Underlying Information

Name	May Department Stores Company 6.90% debentures due January 15, 2032
Cusip	577778BQ5
Balance	$25,000,000.00
Current Rate	6.900%
Next Rate	6.900%
Amount Received	$862,500.00
Ratings Moody/S&P/Fitch	Baa2/BBB/BBB

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
The May Department Stores Company Debenture Backed
Series 2003-7

Revised Date:	26-Aug-11
Payment Date:	15-Jul-04
Prior Payment:	15-Jan-04
Next Payment:	18-Jan-05
Record Date:	12-Jul-04

Other Related Information

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
The May Department Stores Company Debenture Backed
Series 2003-7

Revised Date:	26-Aug-11
Payment Date:	15-Jul-04
Prior Payment:	15-Jan-04
Next Payment:	18-Jan-05
Record Date:	12-Jul-04

Rating Information

Class	CUSIP	Original Ratings			Current Ratings/As of Date(1)					
		Fitch	Moody's	S&P	Fitch	Moody's		S&P		
A UNIT	80411E203	NR	A2	A		Baa2	7/12/04	BBB+	6/27/03
B UNIT	80411EAA2	NR	A2	A		Baa2	7/12/04	BBB+	6/27/03

NR - Designates that the class was not rated by the rating agency.

(1) Current ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to US Bank within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be provided by the rating agency in an electronic format and therefore not being updated on this report, US Bank recommends that investors obtain current rating information directly from the rating agency.



Structured Asset Trust Unit Repackagings (SATURNS)
The May Department Stores Company Debenture Backed
Series 2003-7

Revised Date:	26-Aug-11
Payment Date:	15-Jul-04
Prior Payment:	15-Jan-04
Next Payment:	18-Jan-05
Record Date:	12-Jul-04

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

Structured Asset Trust Unit Repackagings (SATURNS)
The May Department Stores Company Debenture Backed
Series 2003-7

Revised Date:	26-Aug-11
Payment Date:	15-Jul-04
Prior Payment:	15-Jan-04
Next Payment:	18-Jan-05
Record Date:	12-Jul-04

Disclaimer